

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 19, 2016

Via E-mail
Mr. Michel St-Pierre
Principal Financial Officer
Next Galaxy Corp.
1680 Michigan Avenue
Suite 700
Miami Beach, FL 33139

> **Re:** **Next Galaxy Corp.**
> **Form 10-K and 10-K/A for the fiscal year ended May 31, 2015**
> **Filed September 15, 2015 and September 28, 2015**
> **File No. 0-54093**

Dear Mr. St-Pierre:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 28

1. Please amend your filings for the year ended May 31, 2015 and periods ending August 31, 2015 and November 30, 2015 and disclose in future filings your conclusion regarding the effectiveness of your disclosure controls and procedures (i.e. either "effective" or "not effective"). Please also ensure your disclosure clearly states that you assessed disclosure controls and procedures as defined by Rule 13a-15(e) of the Securities Exchange Act of 1934, either by including the full definition from Rule 13a-15(e) in your disclosure, or by reference to disclosure controls and procedures "as defined in Rule 13a-15(e)".

Management's Report on Internal Control over Financial Reporting, page 28

2. We note from your disclosure that material weaknesses existed and that management concluded that internal control over financial reporting ("ICFR") was not effective to

detect the inappropriate application of U.S. GAAP rules as of May 31, 2015. Please amend your filing to revise your disclosure to include a statement by management, without any qualification or exception, that indicates whether your ICFR is effective or is not effective. Reference is made to Section II.B.2 of SEC Release No. 33-8810.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities